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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1 )

Under the Securities Exchange Act of 1934

WASTE SERVICES, INC.
(Name of Issuer)
COMMON STOCK, $.01 par value
(Title of Class of Securities)
941075103
(CUSIP Number)
Rick L. Burdick
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Ave NW
Washington, D.C. 20036
(202) 887-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	941075103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,116,482

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

12,116,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,116,482

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.90%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	941075103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Westbury Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,116,482

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

12,116,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,116,482

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.90%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP NO. 941075103	SCHEDULE 13D
Item 1. Security and Issuer
This Amendment No. 1 amends the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2003 by Westbury (Bermuda) Ltd, a Bermuda corporation limited (“Westbury”), and Westbury Trust, a Bermuda Trust (“Westbury Trust”, and together with Westbury, the “Reporting Persons”). This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $.01 par value (the “Common Stock”) of Waste Services, Inc. a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1122 International Blvd. Suite 601, Burlington, Ontario L7L 6Z8. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of Transaction
On December 15, 2006, Westbury purchased 5,263,158 shares of Common Stock at a purchase price of $9.50 per share, pursuant to a Subscription Agreement by and among Issuer, Westbury and Prides Capital Fund I, LP dated November 8, 2006 (the “Subscription Agreement”). The Issuer and Westbury also entered into a Registration Rights Agreement on December 15, 2006 for the registration of the shares of Common Stock purchased by Westbury pursuant to the Subscription Agreement. Westbury Trust is the sole shareholder of Westbury.
Item 5. Interest in Securities of the Issuer
(a),(b) According to inquiry with the Issuer, there were 45,962,083 shares of Common Stock issued and outstanding as of December 15, 2006. Based on this information, the Reporting Persons report beneficial ownership of 12,116,482 shares or 25.90%.
(c)The Reporting Persons engaged in the transactions involving shares of Common Stock in the last 60 days described in Item 4 above.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above, for the Subscription and Registration Rights Agreement.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking
Exhibit B Subscription Agreement dated as of November 8, 2006 by and among Issuer, Westbury and Prides Capital Fund I, LP (Incorporated by reference to Exhibit 20.1 to the Issuer’s Form 8-K filed on November 9, 2006).
Exhibit C Form of Registration Rights Agreement between Issuer and Westbury (Incorporated by reference to Exhibit 20.3 to the Issuer’s Form 8-K filed on November 9, 2006).

CUSIP NO. 941075103	SCHEDULE 13D
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2006	WESTBURY (BERMUDA) LTD.
/s/ Robert W. Martyn
	Name:	Robert W. Martyn
	Title:	President

Date: December 22, 2006	WESTBURY TRUST
/s/ Robert W. Martyn
	Name:	Robert W. Martyn
	Title:	Trustee

CUSIP NO. 941075103	SCHEDULE 13D
Exhibit A
JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment No. 1 to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: December 22, 2006	WESTBURY (BERMUDA) LTD.
/s/ Robert W. Martyn
	Name:	Robert W. Martyn
	Title:	President

Date: December 22, 2006	WESTBURY TRUST
/s/ Robert W. Martyn
	Name:	Robert W. Martyn
	Title:	Trustee